# TransGlobe Energy CORPORATION

**TSX:TGL / NASDAQ:TGA**
**www.trans-globe.com**

# 2013 ANNUAL REPORT

CONTENTS

MESSAGE TO SHAREHOLDERS	Page 3
MANAGEMENT’S DISCUSSION AND ANALYSIS	Page 4
MANAGEMENT’S REPORT	Page 22
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Page 23
CONSOLIDATED FINANCIAL STATEMENTS	Page 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	Page 29
SUPPLEMENTARY INFORMATION
Financial / Reserves / Production and Sales Volumes	Page 50
Share Information	Page 51
Summary of International Production Sharing Concessions	Page 52
Reserves and Estimated Future Net Reserves	Page 54

TransGlobe Energy Corporation’s
Annual and Special Meeting of Shareholders
Thursday, May 8, 2014

3:00 PM
Mountain Time
Foothills Room located in the
Centennial Place West Conference Centre
3rd Floor, 250 5th Street S.W.
Calgary, Alberta, Canada

MESSAGE TO THE SHAREHOLDERS
I am pleased to report the results of 2013 to the shareholders.

In 2013, TransGlobe Energy Corporation ("TransGlobe" or the "Company") focused primarily on the continued development of its operated West Gharib and West Bakr concessions in the Arab Republic of Egypt ("Egypt"). The Company's development activities led to a production increase from 17,432 Bopd in 2012 to 18,284 Bopd in 2013, a growth rate of 5%. As determined by the Company's independent reserve evaluators, year-end 2013 Proved reserves ("1P") decreased 3 percent to 31.6 MMBbl representing a production replacement for the year of 83 percent. Proved plus Probable reserves ("2P") decreased 7 percent to 45.3 MMBbl, representing a production replacement for the year of 48 percent. The Proved plus Probable plus Possible reserves ("3P") decreased to 55.3 MMBbl, a decrease of 11 percent. These decreases are a reflection of the delay incurred in initiating development on the Boraq discovery in South Alamein due to military permitting delays and also of the protracted ratification of the newly awarded exploration blocks in the Eastern Desert, principally the North West Gharib block, due to the ongoing political changes Egypt has experienced. Significant reserve additions were achieved at West Bakr in 2013, where 2P reserves increased 22% on a year-over-year basis due to detailed reservoir simulation, development drilling and production optimization. West Bakr contributed 1.8 million barrels of production in 2013, and a 268% production replacement ratio was achieved on a 2P basis. The West Gharib concession, which produced 4.6 million barrels in 2013, had minimal new reserve additions as its producing pools have generally been extended to the boundaries of the West Gharib lands and capital activity in 2013 was concentrated on bringing proven and probable reserves on-stream.

A significant highlight in late 2013 was the ratification and signing of four new Production Sharing Concessions ("PSCs") in Egypt. The new PSCs were won in the 2011/2012 Egyptian General Petroleum Corporation ("EGPC") bid round, and have increased the Company's land position in Egypt by 160% to 1.3 million acres. Each concession consists of an initial three-year exploration period with the provision for two extension periods of two years each for a total exploration period of seven years. TransGlobe has committed to spending $101.1 million on the new blocks in the first three-year exploration period, which includes $40.6 million in signature bonuses. The main target in the EGPC bid round was obtaining the 162,000 acre North West Gharib block, which surrounds and immediately offsets the Company's core West Gharib/West Bakr producing PSCs. The Company has identified more than 79 drilling locations at North West Gharib and intends to commence drilling in the first half of 2014. The other three blocks that were awarded to TransGlobe have significant exploration potential identified on older 2-D seismic. These blocks will see extensive 3-D seismic surveys prior to drilling. We believe that the four new PSCs provide TransGlobe with significant reserve and production growth potential, and the Company is well funded to grow with a stable production base.

TransGlobe's management will continue to maintain focus on risk management across an increasing portfolio of exploration and development opportunities. The portfolio ranges from development / low exploration risk projects which have a short investment cycle time, to medium / high risk exploration prospects on other projects. This portfolio allows the Company to allocate capital on a risk/reward basis across many investment opportunities and to continue to grow while maintaining a conservative financial position.

Egypt and the Republic of Yemen ("Yemen") continued to experience political unrest during 2013. The Company monitors the situation closely and maintains frequent communication with our stakeholders. There have been no significant changes to field operations or government interaction in Egypt. The Company continues to market all of our Egyptian production to foreign buyers through EGPC. EGPC continues to be behind on making payments for TransGlobe's production, however, great progress was made in 2013 on reducing the accounts receivable balance to $148.3 million at December 31, 2013 as compared to $221.0 million at December 31, 2012. The Company achieved a 75% increase in collections from EGPC in 2013 as compared to 2012, and we are cautiously optimistic that as the Egyptian economy stabilizes we will improve our receivables aging over time.

Yemen remains in an unstable political situation. Block S-1 was shut-in for 12 months, beginning in November 2012, due to extensive labor negotiations before recommencing production on November 8, 2013. Block S-1 was subsequently shut-in for portions of December and January due to damage to the export pipeline caused by local tribes. Block 32 production was also impacted intermittently in December and January due to local tribal issues and sporadic disruptions to the export pipeline. TransGlobe's Yemen assets represent a small portion of the Company's portfolio and are unlikely to significantly influence the Company's future production and reserves.

The 2014 guidance for average production of 20,000 to 21,000 Bopd represents a 12% increase over the 2013 production average. TransGlobe will focus roughly one third of its capital budget on the new PSCs that were recently signed in Egypt, however they are not expected to contribute significant production in 2014. Most of the spending on the new concessions will occur at North West Gharib, and production from this concession is expected in late 2014 at the very earliest, with a more prominent ramp up in production expected in 2015. With the addition of significant acreage in 2013 containing substantial development opportunities combined with promising exploration potential, we believe that TransGlobe is well positioned to deliver growth in reserves, production and shareholder value for years to come.

The board of directors has approved the implementation of a quarterly dividend policy. Subject to the receipt of all required approvals of the TSX and our lenders, the board of directors expects to declare at the end of March 2014 a quarterly dividend of $0.05 per share ($0.20 annually) payable as soon as possible thereafter. This level of dividend will provide our shareholders with a current yield of approximately 2.7% and is considered sustainable. The Company concluded that the implementation of a dividend would not have a detrimental impact on the Company's planned capital programs or potential expanded capital programs on its existing portfolio nor its expansion ambitions both within and outside of Egypt.

Erwin Noyes, a long-term director with TransGlobe will be retiring in May, 2014. Erwin has been a dedicated supporter of the Company since 1995. His leadership and passion for the industry will be missed. On behalf of the Board of Directors and staff we wish Erwin a long, happy and healthy retirement.

Signed by:

“Ross G. Clarkson”

Ross G. Clarkson
President and Chief Executive Officer
March 3, 2014

3	2013

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 3, 2014
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, together with the notes related thereto (the "Consolidated Financial Statements"). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report to the United States Securities and Exchange Commission on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production in Egypt and Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, the terms of drilling commitments under the PSCs and the method of funding such drilling commitments, the Company's beliefs regarding the reserve and production growth of its assets and the ability to grow with a stable production base, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward‑looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

2013	4

MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2014 Outlook Highlights

•	Production is expected to average between 20,000 Bopd and 21,000 Bopd, a 9% to 15% increase over the 2013 average production;

•
Exploration and development spending is budgeted to be $100 million excluding acquisitions, a 13% increase from 2013 capital spending (excluding bonus payments on new concessions), to be funded from funds flow from operations and cash-on-hand; and

•
Funds flow from operations is estimated at $146 million, representing an increase of 5% from 2013, using mid-point production guidance and an average Dated Brent oil price assumption of $100.00 per barrel.

2014 Updated Production Outlook
Production for 2014 is expected to average between 20,000 Bopd and 21,000 Bopd, representing a 9% to 15% increase over the 2013 average production of 18,284 Bopd. The significant variables in production estimates include the proportion of the year that Block S-1 in Yemen is on production and development drilling results in Egypt.

Production Forecast
	2014 Guidance	2013 Actual	% Change
Barrels of oil per day	20,000 – 21,000	18,284	9 - 15
2014 Updated Funds Flow From Operations Outlook
Funds flow from operations is estimated at $146 million ($1.93/share) based on an annual average Dated Brent oil price of $100 per barrel and using the mid-point of the production guidance. Variations in production and commodity prices during 2014 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10 per barrel for the year would result in a corresponding change in anticipated 2014 funds flow by approximately $15.0 million or $0.20/share.

Funds Flow Forecast
	2014 Guidance	2013 Actual	% Change
Funds flow from operations ($ millions)	146.0	139.0	5
Brent oil price ($ per bbl)	100.00	108.64	(8)

2014 Capital Budget
($ millions)	2014
Egypt	94.0
Yemen	6.0
Total	100.0
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in 51 wells (net 45.9 wells) in 2014. It is anticipated that the Company will fund its 2014 capital budget from funds flow from operations and working capital.
The board of directors has approved the implementation of a quarterly dividend policy. Subject to the receipt of all required approvals of the TSX and our lenders, the board of directors expects to declare at the end of March 2014 a quarterly dividend of $0.05 per share payable as soon as possible thereafter. The funding of the dividend will be provided by cash on hand and funds flow from operations.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

5	2013

Reconciliation of Funds Flow from Operations

($000s)	2013	2012
Cash flow from operating activities	199,508	93,992
Changes in non-cash working capital	(60,390)	59,506
Funds flow from operations*	139,118	153,498
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and
    Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
Recycle ratio
Recycle ratio is a measure that is used to evaluate the efficiency of the Company's capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis. Recycle ratio does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

2013	6

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume amounts)	2013	% Change	2012	% Change	2011

Operations
Average production volumes (Bopd)	18,284	5	17,432	44	12,132
Average sales volumes (Bopd)	18,193	4	17,496	44	12,132
Average price ($/Bbl)	95.70	(3)	99.01	(3)	101.58
Oil sales	635,496	—	633,992	41	449,794
Oil sales, net of royalties	315,316	(1)	317,666	28	247,754
Cash flow from operating activities	199,508	112	93,992	48	63,630
Funds flow from operations*	139,118	(9)	153,498	28	119,976
- Basic per share	1.88		2.09		1.65
- Diluted per share	1.70		2.03		1.60
Net earnings	58,512	(33)	87,734	8	81,392
Net earnings - diluted	53,036	(40)	87,734	8	81,392
- Basic per share	0.79		1.20		1.12
- Diluted per share **	0.65		1.16		1.09
Total assets	675,800	3	653,425	24	525,806
Cash and cash equivalents	122,092	47	82,974	89	43,884
Convertible debentures	87,539	—	98,742	—	—
Total long-term debt, including current portion	—	(100)	16,885	(71)	57,609
Debt-to-funds flow ratio***	0.6		0.8		0.5
Reserves
Total Proved (MMBbl)****	31.6	(4)	32.8	16	28.2
Total Proved plus Probable (MMBbl)****	45.3	(7)	48.7	10	44.2
 * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Funds flow from operations per share (diluted) prior to the dilutive impact of the convertible debentures was $1.84 for the year ended December 31, 2013 (2012 - $2.03; 2011 - $1.60).
 *** Debt-to-funds flow ratio is a measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations for the trailing
       12 months, and may not be comparable to measures used by other companies. See "Additional Measures".

  **** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports dated January 15, 2014, January 18, 2013 and January 10, 2012 with effective dates of December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time and National Instrument 51-101.

In 2013 compared with 2012, TransGlobe:

•	Increased total sales volumes by 4%, as a result of a 7% increase in sales volumes from Egypt offset by a 62% decline in sales volumes in Yemen;

•	Reported net earnings of $58.5 million, which includes $30.1 million in impairment losses on the South Mariut and East Ghazalat assets;

•
Achieved funds flow from operations of $139.1 million, which represents a decrease of 9% from 2012. The decrease in funds flow from operations in 2013 is principally due to higher operating costs in Egypt and in Yemen (Block S-1) which were not recovered from production in 2013. Also a portion of the Egypt operating costs were accrued which have not yet been recognized by Egyptian General Petroleum Company ("EGPC") into the cost recovery pools. Once these expenses are included in the cost recovery pools the EGPC government take will be reduced to reflect those expenses;

•	Collected $275.2 million on accounts receivable due from EGPC, a 75% increase over 2012, which contributed to an increase in cash flow from operating activities of 112% in 2013 as compared to 2012;

•
Repaid the entire outstanding balance on its borrowing base facility with a syndicate of banks (the "Borrowing Base Facility") to reduce the long-term debt balance (excluding convertible debentures) to nil as at December 31, 2013; and

•	Increased the Company's cash and cash equivalent position to $122.1 million as at December 31, 2013, which represents a 47% increase from December 31, 2012.

7	2013

2013 TO 2012 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2012 net earnings	87,734	1.16
Cash items
Volume variance	22,706	0.25	26
Price variance	(21,202)	(0.26)	(24)
Royalties	(3,854)	(0.05)	(4)
Expenses:
Production and operating	(13,424)	(0.16)	(15)
Cash general and administrative	1,390	0.02	2
Exploration	232	—	—
Current income taxes	(248)	—	—
Realized foreign exchange gain (loss)	110	—	—
Issue costs for convertible debentures	4,630	0.06	5
Interest on long-term debt	(15)	—	—
Other income	(90)	—	—
Total cash items variance	(9,765)	(0.14)	(10)
Non-cash items
Unrealized derivative gain (loss)	125	—	—
Unrealized foreign exchange gain (loss)	4,827	0.06	6
Depletion and depreciation	(2,468)	(0.03)	(3)
Unrealized gain (loss) on financial instruments	5,679	0.07	6
Impairment loss	(29,995)	(0.37)	(34)
Stock-based compensation	(762)	(0.01)	(1)
Deferred income taxes	2,972	0.04	3
Deferred lease inducement	9	—	—
Amortization of deferred financing costs	156	—	—
Total non-cash items variance	(19,457)	(0.24)	(23)
2013 net earnings	58,512	0.78	(33)
Other items affecting diluted earnings per share
Convertible debentures		(0.13)	(11)
2013 net earnings per share - diluted		0.65	(44)
Net earnings decreased to $58.5 million in 2013 compared to $87.7 million in 2012, which was mostly due to impairment losses booked on the Company's South Mariut and East Ghazalat assets in 2013 in the amount of $30.1 million. The Company's earnings were impacted positively by increased production volumes, an increased foreign exchange gain, an unrealized gain recorded on convertible debentures and decreased finance costs due to the lack of convertible debenture issue costs in 2013. These positives were offset by a decrease in realized oil prices, higher royalties and increased production and operating costs resulting from higher production volumes.
BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013	2012
Dated Brent average oil price ($/Bbl)	108.64	111.56
U.S./Canadian Dollar average exchange rate	1.0303	0.9994

2013	8

The price of Dated Brent oil averaged 3% lower in 2013 compared with 2012. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. The Company experienced a substantial improvement in collections of accounts receivable from the Egyptian Government in 2013, collecting a total of $275.2 million, including $127.4 million in the fourth quarter. Collections on accounts receivable were 75% higher in 2013 compared to 2012, which reduced the accounts receivable balance from $221.0 million as at December 31, 2012 to $148.3 million at December 31, 2013. While this improvement was significant, the Company’s accounts receivable at December 31, 2013 were still approximately 6 months past due. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full.
In late June of 2013 massive civil protests in Cairo and other large population centres in Egypt began which ultimately led to the Egyptian military removing the President from his office on July 3, 2013.  Additional protests held by supporters of Mohamed Morsi continued in Cairo and other major cities in Egypt for several weeks following his removal from office. Since that time there have been only very small civil disturbances and demonstrations. TransGlobe's offices and staff in Cairo and elsewhere were not materially impacted by these events. In addition, these events have had no significant impact on the Company's day-to-day operations.  At this time it is not possible for TransGlobe to predict how the transition to a newly-elected government, which is planned for 2014, will impact the Company in the long-term.  However, the interim government officials appointed and the significant financial support pledged from neighboring countries are viewed as positive by TransGlobe.
On October 3, 2013, TransGlobe received written notice from the Egyptian Government that the four PSCs (100% working interest) that were won in the 2011/2012 EGPC bid round had been ratified into law. The new PSCs became effective on November 7, 2013 following the settlement of signature bonuses and an official signature ceremony.  The Company committed to spending $101.1 million in the first exploration period (3 years) including signature bonuses of $40.6 million, the acquisition of new 2D and 3D seismic, and the drilling of 38 wells. The Company views the timely ratification of the new PSCs, post the implementation of the new interim government, as a positive indicator that Egypt's oil and gas processes are normalizing.
SELECTED QUARTERLY FINANCIAL INFORMATION

	2013				2012
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average sales volumes (Bopd)	18,213	18,109	18,539	17,909	19,148	17,124	16,978	16,720
Average price ($/Bbl)	96.10	97.18	90.48	99.21	98.70	96.88	95.84	104.78
Oil sales	161,035	161,900	152,646	159,915	173,864	152,624	148,078	159,426
Oil sales, net of royalties	81,196	78,531	76,223	79,366	92,281	74,540	73,633	77,212
Cash flow from operating activities	109,226	22,035	16,347	51,900	65,250	2,368	24,603	1,771
Funds flow from operations*	36,743	33,483	32,887	36,005	46,839	35,397	35,174	36,088
Funds flow from operations per share
- Basic	0.49	0.45	0.45	0.49	0.63	0.49	0.48	0.49
- Diluted	0.49	0.44	0.40	0.44	0.57	0.47	0.43	0.48
Net earnings	6,893	16,344	10,397	24,878	34,836	11,774	30,149	10,975
Net earnings - diluted	6,893	16,344	(183)	21,427	32,156	11,774	20,821	10,975
Net earnings per share
- Basic	0.09	0.22	0.14	0.34	0.48	0.16	0.41	0.15
- Diluted	0.09	0.22	—	0.26	0.39	0.16	0.25	0.15
Total assets	675,800	723,708	670,996	672,675	653,425	635,529	620,937	648,012
Cash and cash equivalents	122,092	128,162	101,435	112,180	82,974	45,732	72,230	127,313
Convertible debentures	87,539	85,300	81,830	93,842	98,742	102,920	95,043	105,835
Total long-term debt, including current portion	—	39,040	15,224	17,097	16,885	31,878	37,855	57,910
Debt-to-funds flow ratio**	0.6	0.8	0.6	0.7	0.8	1.0	1.0	1.2
  * Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Additional Measures".

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies. See "Additional Measures".

9	2013

During the fourth quarter of 2013, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at December 31, 2013;

•
Reported net earnings of $6.9 million, a decrease in net earnings of $27.9 million from the fourth quarter of 2012 principally due to a $10.2 million impairment loss on the Company's East Ghazalat petroleum properties and an $8.1 million unrealized loss on convertible debentures ($5.2 million loss recognized in the fourth quarter of 2013, combined with an unrealized gain of $2.9 million recognized in the fourth quarter of 2012);

•
Achieved funds flow from operations of $36.7 million, a decrease of 22% from Q4-2012 (which included a lifting from Block S-1), which was principally due to decreased sales volumes and prices, combined with increased operating costs;

•
Experienced a substantial increase in cash flow from operating activities in Q4-2013 as compared to all other quarters in the table above. This is primarily due to collections on accounts receivable from the Egyptian Government in the amount of $127.4 million during Q4-2013;

•
Spent $69.3 million on capital programs, including signature bonuses and fees on the new concessions in the amount of $42.6 million, which have been booked as intangible exploration and evaluation assets on the Company's Consolidated Balance Sheet.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	2013	2012
Egypt	17,874	16,656
Yemen	410	776
Total Company	18,284	17,432

Sales Volumes

	2013	2012
Egypt	17,874	16,656
Yemen	319	840
Total Company	18,193	17,496

Netback

Consolidated
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	635,496	95.70	633,992	99.01
Royalties	320,180	48.22	316,326	49.40
Current taxes	88,851	13.38	88,603	13.84
Production and operating expenses	65,791	9.91	52,367	8.18
Netback	160,674	24.19	176,696	27.59

Egypt
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	622,790	95.46	600,536	98.51
Royalties	316,211	48.47	303,651	49.81
Current taxes	87,583	13.42	84,935	13.93
Production and operating expenses	58,215	8.92	43,247	7.09
Netback	160,781	24.65	168,703	27.68
The netback per Bbl in Egypt decreased 11% in 2013 compared with 2012, which is a result of oil prices decreasing by 3% combined with higher production and operating expenses were $7.4 million higher as at December 31, 2013 as compared to December 31, 2012. The increased operating expenses were principally due to increased handling fees and increased staffing costs. In addition, a large portion of the increased operating expenses where accrued and cannot be used to increase the cost oil allocated to the Company until paid in cash. Therefore, the Company did not experience a corresponding decrease in royalties and taxes on a per Bbl basis as a result of the increased production and operating costs per Bbl in 2013. Furthermore, a portion of the decrease to netback per Bbl is due to a larger percentage of Egypt production coming from West Bakr in 2013 as compared to 2012. Due to the terms of the West Bakr PSC, the netback per Bbl at West Bakr is lower than the netback per Bbl at West Gharib.

2013	10

The average selling price in 2013 was $95.46/Bbl, which represents a gravity/quality adjustment of approximately $13.18/Bbl to the average Dated Brent oil price for the year of $108.64/Bbl. Royalties and taxes as a percentage of revenue were 65% in 2012, and remained consistent at this percentage in 2013.

Yemen
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	12,706	109.13	33,456	108.82
Royalties	3,969	34.09	12,675	41.23
Current taxes	1,268	10.89	3,668	11.93
Production and operating expenses	7,576	65.07	9,120	29.66
Netback	(107)	(0.92)	7,993	26.00
In Yemen, the Company experienced a negative netback per Bbl of $0.92 in 2013. Production and operating expenses on a per Bbl basis were elevated in 2013 as a result of production being shut-in on Block S-1 for the majority of the year. While production volumes were down, the Company continued to incur the majority of the production and operating costs on Block S-1 which significantly increased production and operating expenses per Bbl. Block S-1 production and operating expenses contributed $28.11/Bbl to the production and operating expenses per Bbl in the table above for the year ended December 31, 2013. After being shut-in for several months, when production resumed on Block S-1 in July 2012 and again in November 2012 all operating expenses accumulated during the shut-in period were recovered through cost oil within the first two months of production. Similarly, it is expected that the Block S-1 production and operating costs incurred while shut-in during 2013 will be recovered from cost oil when production and sales resume. Aside from a 2012 adjustment that was recorded in the first quarter of 2013, the Company did not record any oil sales from Block S-1 in the year, even though production resumed in November 2013.
Royalties and taxes as a percentage of revenue decreased to 41% in the year ended December 31, 2013, compared with 49% in 2012.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	27,257	4.10	27,545	4.30
Stock-based compensation	5,264	0.79	4,502	0.70
Capitalized G&A and overhead recoveries	(4,952)	(0.75)	(3,841)	(0.60)
G&A (net)	27,569	4.14	28,206	4.40
G&A expenses (net) incurred in 2013 remained relatively consistent with G&A spending in 2012. On a per Bbl basis, the 6% decrease is mainly the result of increased sales volumes in 2013.
The increase in stock-based compensation is mostly due to an increase in the total value of new options granted during 2013 as compared to those granted during 2012.
FINANCE COSTS
Finance costs for the year ended December 31, 2013 decreased to $9.1 million compared with $13.9 million in 2012. Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt. The decrease in finance costs is primarily due to the absence of issue costs on convertible debentures in 2013, for which $4.6 million was spent in 2012.

(000s)	2013	2012
Interest expense	$8,021	$8,006
Issue costs for convertible debentures	—	4,630
Amortization of deferred financing costs	1,109	1,265
Finance costs	$9,130	$13,901
The Company had no long-term debt outstanding under the Borrowing Base Facility as at December 31, 2013 (December 31, 2012 - $18.5 million). On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.6 million relating to the issuance of the convertible debentures were expensed in the year ended December 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

11	2013

DEPLETION AND DEPRECIATION (“DD&A”)

	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	47,659	7.31	44,442	7.29
Yemen	1,347	11.57	2,095	6.81
Corporate	408	—	409	—
	49,414	7.44	46,946	7.33
In Egypt, DD&A remained consistent on a per Bbl basis in the year ended December 31, 2013 compared to 2012. In Yemen, DD&A increased 70% on a per Bbl basis in the year ended December 31, 2013 compared to 2012. This increase is mostly due to a smaller reserve base over which capital costs are being depleted and increased future development costs in 2013 as compared to 2012.
IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS AND PETROLEUM PROPERTIES

On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry and subsequently plugged and abandoned. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block. Because the Company and its partners have no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.9 million in 2013. The impairment relates to all intangible exploration and evaluation asset costs, including the costs of acquisition, that had been carried at South Mariut.
The Company recorded an impairment loss in the amount of $10.2 million on its East Ghazalat petroleum properties during the year ended December 31, 2013. The Company experienced a decrease in the net present value of its East Ghazalat oil reserves in the Safwa development lease as at December 31, 2013 as compared to December 31, 2012, causing the recoverable amount to decrease to a level below the carrying value of the East Ghazalat assets as at December 31, 2013. The impairment loss was recorded to reduce the carrying value of the East Ghazalat assets to their recoverable amount.
CAPITAL EXPENDITURES

($000s)	2013	2012
Egypt	125,004	50,220
Yemen	3,740	1,239
Acquisitions	—	27,259
Corporate	426	192
Total	129,170	78,910

In Egypt, total capital expenditures in 2013 were $125.0 million (2012 - $50.2 million). During 2013, the Company drilled 18 wells at West Gharib, 16 wells at West Bakr, four wells at East Ghazalat, three wells at South Mariut and two wells at South Alamein. Of the 43 wells drilled in Egypt, 33 wells were oil wells, 1 was a gas/condensate well and nine were dry holes, resulting in a 79% success rate. In addition, the Company acquired four new PSCs in Egypt (signed in November 2013) for a cost of $42.6 million. In 2012, the Company entered into two share purchase agreements whereby the Company acquired certain interests in South Alamein PSC and South Mariut PSC for Egypt in aggregate cash consideration of approximately $27.3 million.

At Block 32 in Yemen, the Company drilled one development oil well at Godah and one exploration well at Salsala (oil) during 2013.

In 2012, the Company entered into two share purchase agreements whereby the Company acquired certain interests in the South Alamein PSC and South Mariut PSC in Egypt for aggregate cash consideration of approximately $27.3 million.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS
National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate acquisitions, net of any dispositions during the year.

2013	12

Proved
($000s, except volumes and $/Bbl amounts)	2013	2012	2011
Total capital expenditure	86,570	51,651	70,119
Acquisitions *	42,600	27,305	39,497
Dispositions	—	—	—
Net change from previous year’s future capital	33,027	(4,706)	(6,165)
	162,197	74,250	103,451
Reserve additions and revisions (MBbl)
Exploration and development	5,542	10,999	4,672
Acquisitions, net of dispositions	—	—	7,448
Total reserve additions (MBbl)	5,542	10,999	12,120
Average cost per Bbl
F&D	21.58	4.27	13.45
FD&A	29.27	6.75	8.54
Three-year weighted average cost per Bbl
F&D	10.81	8.77	8.76
FD&A	11.86	8.86	7.85
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2013	2012	2011
Total capital expenditure	86,570	51,651	70,119
Acquisitions *	42,600	27,305	39,497
Dispositions	—	—	—
Net change from previous year’s future capital	25,876	1,191	(14,256)
	155,046	80,147	95,360
Reserve additions and revisions (MBbl)
Exploration and development	3,233	10,888	6,612
Acquisitions, net of dispositions	—	—	11,586
Total reserve additions (MBbl)	3,233	10,888	18,198
Average cost per Bbl
F&D	34.78	4.46	7.07
FD&A	47.96	7.36	5.24
Three-year weighted average cost per Bbl
F&D	10.02	7.42	8.04
FD&A	10.23	7.27	6.79
* The 2013 Acquisitions figure consists entirely of acquisition costs on the four new concession agreements that were awarded to the Company in the 2011/2012 EGPC bid round and ratified into law in 2013. For the purpose of the FD&A cost per Bbl calculation, the costs have been treated as land acquisition costs.

Note:
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

13	2013

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2013	2012	2011
Netback ($/Bbl)*	22.20	19.64	22.08	26.24
Proved F&D costs ($/Bbl)	10.81	21.58	4.27	13.45
Proved FD&A costs ($/Bbl)	11.86	29.27	6.75	8.54
F&D Recycle ratio	2.05	0.91	5.17	1.95
FD&A Recycle ratio	1.87	0.67	3.27	3.07
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2013	2012	2011
Netback ($/Bbl)*	22.20	19.64	22.08	26.24
Proved plus Probable F&D costs ($/Bbl)	10.02	34.78	4.46	7.07
Proved plus Probable FD&A costs ($/Bbl)	10.23	47.96	7.36	5.24
F&D Recycle ratio	2.21	0.56	4.95	3.71
FD&A Recycle ratio	2.17	0.41	3.00	5.01
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), realized foreign exchange (gain) loss, cash finance costs and current income tax expense per Bbl of production.

The recycle ratio variances between 2013 and 2012 are driven primarily by increases in F&D and FD&A costs on a per Bbl basis, combined with a reduction in netback per Bbl. F&D costs per Bbl have increased substantially in 2013 as compared to the previous two years primarily due to lower new reserve additions at West Gharib and a negative revision at East Ghazalat. The majority of the $31.7 million of capital expenditures spent at West Gharib during 2013 were included in future development capital at year-end 2012 resulting in a minimal new reserve additions of 0.8 MMBbl on a proved reserves ("1P") basis which did not replace the 4.6 MMBbls of reserves produced in 2013. At West Bakr, 4.9 MMBbl of new reserves were added on a 1P basis on capital expenditures of $29.6 million, which more than replaced the 1.8 MMBbls of reserves produced in 2013. FD&A costs per Bbl were substantially higher than F&D costs per Bbl in 2013 as a result of the acquisition costs in the amount of $42.6 million on the four new concessions in Egypt. No reserves are attributed to the four new concessions.
Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide a more useful measure of the Company's ability to successfully add reserves on an economic basis. The three-year weighted average ratios are consistent with Company expectations and with prior periods.
The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

Recycle Netback Calculation
($000s, except volumes and per Bbl amounts)	2013	2012	2011
Net earnings	58,512	87,734	81,392
Adjustments for non-cash items:
Depletion, depreciation and amortization	49,414	46,946	35,081
Stock-based compensation	5,264	4,502	3,062
Deferred income taxes	(3,500)	(528)	(4,445)
Amortization of deferred financing costs	1,109	1,265	1,189
Amortization of deferred lease inducement	449	458	350
Unrealized (gain) loss on commodity contracts	—	125	177
Unrealized foreign exchange (gain) loss	(4,968)	(141)	416
Unrealized (gain) loss on financial instruments	(5,254)	425	—
Impairment loss	30,071	76	12,147
Gain on acquisition	—	—	(13,187)
Recycle netback*	131,097	140,862	116,182
Sales volumes (MBbl)	6,674	6,380	4,428
Recycle netback per Bbl*	19.64	22.08	26.24
* Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

2013	14

OUTSTANDING SHARE DATA
As at December 31, 2013, the Company had 74,599,394 common shares issued and outstanding and 5,870,865 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,870,865 common shares of the Company.
As at March 3, 2014, the Company had 74,284,394 common shares issued and outstanding and 5,787,267 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,787,267 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at December 31, 2013 (December 31, 2012 - 0.8 times). This was within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2013 and 2012:

Sources and Uses of Cash
($000s)	2013	2012
Cash sourced
Funds flow from operations*	139,118	153,498
Transfer from restricted cash	—	1,445
Increase in long-term debt	23,550	—
Issue of convertible debentures	—	97,851
Exercise of options	1,301	3,333
Other	—	639
	163,969	256,766
Cash used
Capital expenditures	129,170	51,651
Deferred financing costs	2,221	440
Transfer to restricted cash	764	—
Acquisitions	—	27,259
Repayment of long-term debt	42,000	41,550
Finance costs	7,277	11,367
Other	1,788	592
	183,220	132,859
	(19,251)	123,907
Changes in non-cash working capital	58,369	(84,817)
Increase (decrease) in cash and cash equivalents	39,118	39,090
Cash and cash equivalents – beginning of year	82,974	43,884
Cash and cash equivalents – end of year	122,092	82,974
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2013 exploration and development and acquisition program of $129.2 million and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At December 31, 2013, the Company had working capital of $242.0 million (December 31, 2012 - $262.2 million). The decrease to working capital in 2013 is due to a significant decrease in accounts receivable in the amount of $72.7 million, which was partially offset by a $39.1 million increase in cash and cash equivalents and a $10.2 million decrease in accounts payable. The majority of the Company’s accounts receivable are due from EGPC, and the continued political changes in the country have increased EGPC's credit risk, which has in turn increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. The Company collected a total of $275.2 million in 2013, representing a 75% increase over 2012 collections.
To date, the Company has experienced no difficulties with transferring funds abroad (see "Risks").
At December 31, 2013, TransGlobe had $100.0 million available under the Borrowing Base Facility of which no amounts were drawn.

15	2013

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	38,392	38,392	—	—	—
Convertible debentures	Yes - Liability	87,539	—	—	87,539	—
Office and equipment leases [3]	No	15,296	8,986	3,030	2,006	1,274
Minimum work commitments [4]	No	61,250	750	60,500	—	—
Total		202,477	48,128	63,530	89,545	1,274
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2013 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment for two wells, 200 square kilometers of 3D seismic and 300 square kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report prepared by DeGolyer effective December 31, 2013, no additional fees are due in 2014.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2013.

OFF BALANCE SHEET ARRANGEMENTS
The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the Consolidated Balance Sheet as of December 31, 2013.

2013	16

RISKS
TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

•	Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;

•	Operational risks including capital, operating and reserves replacement risks;

•	Safety, environmental and regulatory risks; and

•	Political risks.
Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.
The Company actively manages its cash position and maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
The ongoing political changes in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. Continued instability could reduce the Company’s ability to access debt, capital and banking markets. To mitigate potential financial risk factors, the Company maintains a very strong liquidity position and management regularly evaluates operational and financial risk strategies and continues to monitor the 2014 capital budget and the Company’s long-term plans. The Company has designed its 2014 budget to be flexible, allowing spending to be adjusted for any unforeseen events and changes in commodity prices.
Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.
Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production.
Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company uses financial derivative contracts from time to time as deemed necessary to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2013 of approximately $9.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $7.8 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds on an expedited basis, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2013 was $6.6 million (2012 - $3.7 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in an increase in the net earnings for the year ended December 31, 2013 of approximately $0.7 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net earnings by $0.6 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.
Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2013 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings by $0.2 million for the year ended December 31, 2013. The effect of interest rates decreasing by 1% would increase the Company’s net earnings by $0.2 million for year ended December 31, 2013.

17	2013

Credit Risk
Credit risk is the risk of loss if counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint interest partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. Despite these factors, the Company expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.
In Egypt, the Company sold all of its 2013 and 2012 production to EGPC. In Yemen, the Company sold all of its 2013 and 2012 Block 32 production to Arcadia Energy Pte Ltd. Block S-1 production was sold to Occidental Oil Asia Pte. Ltd. in 2012. Management considers such transactions normal for the Company and the international oil industry in which it operates.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.
Although the Company's Egyptian PSCs clearly state that the Company may transfer funds out of Egypt at its discretion, there is no certainty that in the future exchange controls will not be implemented that would prevent the Company from transferring funds abroad. In Egypt, the Government has imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to transfer funds to the Company and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's funds held in Egypt.
To date, the Company has experienced no difficulties with transferring funds abroad.
Operational Risk
The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.
Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.
To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.
The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.
Safety, Environmental and Regulatory Risk
To mitigate environmental risks, the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security procedures designed to protect TransGlobe's personnel and assets. The Company has a "Whistleblower" Protection Policy which protects employees if they raise any concerns regarding TransGlobe's operations, accounting or internal control matters.
Regulatory and legal risks are identified and monitored by TransGlobe's corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

2013	18

Political Risk
TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, economic and legal sanctions and other uncertainties arising from foreign governments.
While the recent civil unrest in Egypt and Yemen has created uncertainty regarding the Company's political risk, management believes that the Company is well positioned to adapt to this situation due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents. However, if the political issues in Egypt and Yemen continue for an extended period of time, the Company may be forced to reduce its capital spending including drilling and/or completing fewer wells than anticipated, which will have a negative effect on current and future production volumes and correspondingly proved and probable reserves and cash flows.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in accordance with IFRS requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses.
The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management's assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 3 of the Consolidated Financial Statements.
Oil and Gas Reserves
TransGlobe's Proved and Probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.
Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each cash generating unit is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.

19	2013

Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets, and any eventual reversal thereof, are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Production Sharing Concessions
International operations conducted pursuant to PSCs are reflected in the Consolidated Financial Statements based on the Company's working interest in such operations. Under the PSCs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSC establishes specific terms for the Company to recover these costs ("Cost Recovery Oil") and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to government and other mineral interest owners. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Financial Instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, convertible debentures payable and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures payable. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, and long-term debt are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts as at fair value through profit or loss and to record on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

2013	20

CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following Standards and Interpretations which have not yet been applied in the Consolidated Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. The full impact of the standard on the Company's Consolidated Financial Statements will not be known until the requirements of the standard are finalized.
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.

21	2013

IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21 "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect that this interpretation will have a material impact on its Consolidated Financial Statements.
DISCLOSURE CONTROLS AND PROCEDURES
As of December 31, 2013, an evaluation was carried out under the supervision, and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that all information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company's internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (1992). Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2013. No changes were made to the Company's internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

2013	22

MANAGEMENT'S REPORT
Management’s Responsibility on Financial Statements
The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.
The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.
To ensure the integrity of the consolidated financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization and include a written Code of Conduct that applies to all employees, including the Chief Executive Officer and Chief Financial Officer.
Deloitte LLP, an independent registered public accounting firm appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independent directors, has met with representatives of Deloitte LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.
Management’s Report On Internal Control Over Financial Reporting
Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records are properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes. Management’s evaluation concluded that the internal control over financial reporting was effective as of December 31, 2013.

Signed by:

“Ross G. Clarkson”	“Randy C. Neely”

Ross G. Clarkson	Randy C. Neely
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 3, 2014

23	2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the accompanying consolidated financial statements of TransGlobe Energy Corporation and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matters
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants
March 3, 2014
Calgary, Canada

2013	24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of TransGlobe Energy Corporation
We have audited the internal control over financial reporting of TransGlobe Energy Corporation and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report March 3, 2014 expressed an unqualified opinion on those financial statements.

Chartered Accountants
March 3, 2014
Calgary, Canada

25	2013

Consolidated Statements of Earnings and Comprehensive Income
(Expressed in thousands of U.S. Dollars, except per share amounts)

	Notes	2013	2012
REVENUE
Oil sales, net of royalties	6	$315,316	$317,666
Derivative gain (loss) on commodity contracts		—	(125)
Finance revenue	7	362	452
		315,678	317,993

EXPENSES
Production and operating		65,791	52,367
General and administrative		27,569	28,206
Foreign exchange (gain) loss		(5,042)	(105)
Finance costs	7	9,130	13,901
Exploration		136	368
Depletion, depreciation and amortization	13	49,414	46,946
Unrealized (gain) loss on financial instruments	17	(5,254)	425
Impairment loss	12, 13	30,071	76
		171,815	142,184

Earnings before income taxes		143,863	175,809

Income tax expense (recovery) – current	11	88,851	88,603
– deferred	11	(3,500)	(528)
		85,351	88,075
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR		$58,512	$87,734

Earnings per share	21
Basic		$0.79	$1.20
Diluted		$0.65	$1.16
See accompanying notes to the Consolidated Financial Statements.

2013	26

Consolidated Balance Sheets
(Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	December 31, 2013	December 31, 2012
ASSETS
Current
Cash and cash equivalents	8	$122,092	$82,974
Accounts receivable	9	148,284	221,017
Prepaids and other		8,460	6,813
Product inventory		1,525	—
		280,361	310,804
Non-Current
Restricted cash	10	1,546	782
Deferred financing costs	16	2,678	—
Intangible exploration and evaluation assets	12	89,991	48,414
Property and equipment
Petroleum properties	13	288,756	280,895
Other assets	13	4,288	4,350
Goodwill	14	8,180	8,180
		$675,800	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities	15	$38,392	$48,587
		38,392	48,587
Non-Current
Long-term debt	16	—	16,885
Convertible debentures	17	87,539	98,742
Deferred taxes	11	48,863	52,363
Other long-term liabilities		816	988
		175,610	217,565

SHAREHOLDERS’ EQUITY
Share capital	19	160,561	158,721
Contributed surplus		15,692	11,714
Retained earnings		323,937	265,425
		500,190	435,860
		$675,800	$653,425
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

27	2013

Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of U.S. Dollars)

	Notes	2013	2012

Share Capital
Balance, beginning of year	19	$158,721	$154,263
Stock options exercised	19	372	3,333
Transfer from contributed surplus on exercise of options	19	1,468	1,125
Balance, end of year		$160,561	$158,721

Contributed Surplus
Balance, beginning of year		$11,714	$8,538
Share-based compensation expense	20	5,446	4,301
Transfer to share capital on exercise of options		(1,468)	(1,125)
Balance, end of year		$15,692	$11,714

Retained Earnings
Balance, beginning of year		$265,425	$177,691
Net earnings and total comprehensive income		58,512	87,734
Balance, end of year		$323,937	$265,425
See accompanying notes to the Consolidated Financial Statements.

2013	28

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended
	Notes	December 31, 2013	December 31, 2012
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the year		$58,512	$87,734
Adjustments for:
Depletion, depreciation and amortization	13	49,414	46,946
Deferred lease inducement		449	458
Impairment of exploration and evaluation costs	12	30,071	76
Stock-based compensation	20	5,264	4,502
Finance costs	7	9,130	13,901
Income tax expense		85,351	88,075
Unrealized (gain) loss on commodity contracts		—	125
Unrealized (gain) loss on financial instruments		(5,254)	425
Unrealized (gain) loss on foreign currency translation		(4,968)	(141)
Income taxes paid		(88,851)	(88,603)
Changes in non-cash working capital	25	60,390	(59,506)
Net cash generated by (used in) operating activities		199,508	93,992

INVESTING
Additions to intangible exploration and evaluation assets	12	(61,501)	(5,384)
Additions to petroleum properties	13	(66,703)	(45,386)
Additions to other assets	13	(966)	(881)
Business acquisitions	4	—	(27,259)
Changes in restricted cash		(764)	1,445
Changes in non-cash working capital	25	(2,021)	(25,311)
Net cash generated by (used in) investing activities		(131,955)	(102,776)

FINANCING
Issue of common shares for cash	19	1,301	3,333
Deferred financing costs		(2,221)	(440)
Interest paid		(7,277)	(6,737)
Increase in long-term debt		23,550	—
Issue of convertible debentures	17	—	97,851
Issue costs for convertible debentures	17	—	(4,630)
Repayments of long-term debt		(42,000)	(41,550)
Increase (decrease) in other long-term liabilities		(561)	(592)
Net cash generated by (used in) financing activities		(27,208)	47,235
Currency translation differences relating to cash and cash equivalents		(1,227)	639
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		39,118	39,090
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		82,974	43,884
CASH AND CASH EQUIVALENTS, END OF YEAR		$122,092	$82,974
See accompanying notes to the Consolidated Financial Statements.

29	2013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2013 and December 31, 2012 and for the years then ended
(Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of December 31, 2013.
These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 3, 2014.
Basis of measurement
The accounting policies used in the preparation of these Consolidated Financial Statements are described in Note 3, Significant Accounting Policies.
The Company prepared these Consolidated Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Consolidated Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents and convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Notes 3 and 5.
Functional and presentation currency
In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity, it is exposed to or has rights to variable returns associated with its involvement in the entity, and it has the ability to use that power to influence the amount of returns it is exposed to or has rights to. In assessing control, potential voting rights need to be considered. The Consolidated Financial Statements include the financial statements of the Company and its controlled subsidiaries.
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
All intra-company transactions, balances, income and expenses, unrealized gains and losses are eliminated on consolidation.
Joint Operations
The Company conducts many of its oil and gas production activities through joint operations and the Consolidated Financial Statements reflect only the Company's share in such activities.
Foreign currency translation
The Consolidated Financial Statements are presented in U.S. dollars. The Company's reporting and functional currency is the U.S. dollar as this is the principal currency of the primary economic environment the entity operates in and is normally the one in which it primarily generates and expends cash. Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies at the reporting date are re-translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between its functional currency equivalent at the beginning of the period or when the transaction was entered into if it occurred during the period and the functional currency equivalent translated at the exchange rate at the end of the period.
Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. The foreign currency gain or loss on non-monetary items is the difference in fair value measured in the functional currency between measurement dates.

2013	30

Use of estimates and judgments
Timely preparation of the financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. The effect of these estimates, assumptions and the use of judgments are explained throughout the notes to the Consolidated Financial Statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.
The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below.
Recoverability of asset carrying values
The recoverability of development and production asset carrying values are assessed at the cash-generating unit ("CGU") level. Determination of what constitutes a CGU is subject to management judgments and each PSC is typically defined as a separate CGU. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of the Company's petroleum properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of its fair value less costs to sell and value-in-use. As at December 31, 2013 and December 31, 2012, the recoverable amounts of the Company's CGU's were estimated as their fair value less costs to sell based on the net present value of the after-tax cash flows from the oil reserves of each CGU based on reserves estimated by the Company's independent reserve evaluator.
Key input estimates used in the determination of cash flows from oil reserves include the following:

•
Reserves - Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may result in reserves being restated.

•
Oil prices - The cash flow model uses forward oil price estimates. Commodity prices have fluctuated significantly in recent years, and the forward price estimates used in the cash flow model may not align with actual future oil prices.

•
Discount rate - The discount rate used to determine the net present value of future cash flows is based on the Company's estimated weighted average cost of capital. Changes in the economic environment could change the Company's weighted average cost of capital.

Impairment tests were carried out at December 31, 2013 and were based on fair value less costs to sell calculations, using a discount rate of 15% on future after-tax cash flows and the following forward oil price estimates per the independent reserve evaluator:

	Egypt	Yemen
Year	Oil $/Bbl	Oil $/Bbl
2014	92.05	103.38
2015	87.59	99.34
2016	87.03	99.58
2017	86.88	99.84
2018	87.07	99.76
2019	87.09	99.96
Thereafter*	2.0%	2.0%
* Percentage change represents the increase in each year after 2019 to the end of the reserve life.
Depletion of petroleum properties
Depletion of petroleum properties is calculated based on total Proved plus Probable reserves as well as estimated future development costs associated with these reserves as determined by the Company's independent reserve evaluator. See above for discussion of estimates and judgments involved in reserve estimation.
Income taxes
The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.
Financial instruments
The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.
Share-based payments
The fair value estimates of equity-settled and cash-settled share-based payment awards depend on certain assumptions including share price volatility, risk free interest rate, the term of the awards, and the forfeiture rate which, by their nature, are subject to measurement uncertainty.

31	2013

Asset retirement obligations
Future abandonment and reclamation costs have been assessed a zero value and are therefore not presented in the Company's Consolidated Financial Statements. In accordance with all of the Company's Production Sharing Concessions ("PSCs"), the Company does not at any time hold title to the lands on which it operates, and title to fixed and movable assets is transferred to the respective government when its total cost has been recovered through cost recovery, or at the time of termination of the PSC. Since the Company will not hold title to the land or the assets at the termination of the PSC, the Company does not have a legal obligation, nor the legal ability to decommission the assets. Furthermore, there is no explicit contractual obligation under the Company's PSCs for abandonment of assets or reclamation of lands upon termination of the PSCs.
Recoverability of accounts receivable
The recoverability of accounts receivable due from EGPC is assessed to determine the carrying value of accounts receivable on the Company's Consolidated Balance Sheets. Management judgment is required in performing the recoverability assessment. No material credit losses have been experienced to date, and the Company expects to collect the entire accounts receivable balance in full.
Cash equivalents
Cash equivalents includes short-term, highly liquid investments that mature within three months of the date of their purchase.
Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments comprise cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities, convertible debentures and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Financial assets and liabilities at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition, such as cash and cash equivalents and convertible debentures. Financial instruments are designated at fair value through profit or loss if the Company makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management strategy. Upon initial recognition, any transaction costs attributable to the financial instruments are recognized through earnings when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in earnings.
Other
Other non-derivative financial instruments, such as accounts receivable, accounts payable and accrued liabilities, restricted cash and long-term debt are measured initially at fair value, then at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments
The Company enters into certain financial derivative contracts from time to time in order to reduce its exposure to market risks from fluctuations in commodity prices. These instruments are not used for trading or speculative purposes. The Company does not designate financial derivative contracts as effective accounting hedges, and thus does not apply hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, the Company's policy is to classify all financial derivative contracts at fair value through profit or loss and to record them on the Consolidated Balance Sheet at fair value. Attributable transaction costs are recognized in earnings when incurred. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.
Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity.
Property and equipment and intangible exploration and evaluation assets
Recognition and measurement
Exploration and evaluation ("E&E") costs related to each license/prospect are initially capitalized within "intangible exploration and evaluation assets." Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable expenses, including remuneration of production personnel and supervisory management, and the projected costs of retiring the assets (if any), but do not include pre-licensing costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to earnings as they are incurred and presented as exploration expenses on the Consolidated Statements of Earnings and Comprehensive Income.
Tangible assets acquired for use in E&E activities are classified as other assets; however, to the extent that such a tangible asset is consumed in developing an intangible exploration asset, the amount reflecting that consumption is recorded as part of the cost of the intangible exploration and evaluation asset.

2013	32

Intangible exploration and evaluation assets are not depleted. They are carried forward until technical feasibility and commercial viability of extracting a mineral resource is determined. The technical feasibility and commercial viability is considered to be determined when proved and/or probable reserves are determined to exist or they can be empirically supported with actual production data or conclusive formation tests. A review of each CGU is carried out at least annually. Intangible exploration and evaluation assets are transferred to petroleum properties as development and production ("D&P") assets upon determination of technical feasibility and commercial viability. The intangible E&E assets being transferred to D&P assets are subject to impairment testing upon transfer.
Petroleum properties and other assets are measured at cost less accumulated depletion, depreciation, and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, including qualifying E&E costs on reclassification from intangible exploration and evaluation assets, and for qualifying assets, where applicable, borrowing costs. When significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items.
Gains and losses on disposal of items of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in earnings immediately.
Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as petroleum properties or other assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized property and equipment generally represent costs incurred in developing Proved and/or Probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.
The carrying amount of any replaced or sold component is derecognized.
Depletion, depreciation and amortization
The depletion, depreciation and amortization of petroleum properties and other assets are recognized in earnings.
The net carrying value of D&P assets included in petroleum properties is depleted using the unit of production method by reference to the ratio of production in the year to the related proved and probable reserves using estimated future prices and costs. Costs subject to depletion include estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.
Proved and probable reserves are estimated using independent reserve evaluator reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable. The specified degree of certainty must be a minimum 90% statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proved and a minimum 50% statistical probability for proved and probable reserves to be considered commercially viable.
Furniture and fixtures are depreciated at declining balance rates of 20% to 30%, whereas vehicles and leasehold improvements are depreciated on a straight-line basis over their estimated useful lives.
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
Goodwill
Goodwill arises on the acquisition of businesses.
Recognition and measurement
Goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in earnings.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses.
Goodwill is not amortized but instead tested for impairment annually, or at any time there are indications of impairment.
Product inventory
Product inventory consists of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.
Impairment
Financial assets carried at amortized cost
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of the asset.

33	2013

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. Any such reversal is recognized in profit or loss.
Non-financial assets
The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment, except for E&E assets and goodwill, which are reviewed when circumstances indicate impairment may exist and at least annually, as discussed in more detail below. If any such indication exists, then the asset’s recoverable amount is estimated.
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The Company’s CGU’s are not larger than a segment. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amounts of the other assets in the CGUs on a pro-rata basis.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.
For goodwill, the recoverable amount is estimated each year on December 31. An impairment loss in respect of goodwill is calculated by reference to the recoverable amount determined at that time. Costs of exploring for and evaluating petroleum properties are capitalized and the resulting intangible E&E assets are tested for impairment by reference to CGU’s. E&E assets are assessed for impairment when they are reclassified to petroleum properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Any resulting impairment loss is recognized through earnings.
The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGU’s that are expected to benefit from the synergies of the combination. E&E assets are allocated to the CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to D&P assets (petroleum properties).
An impairment loss in respect of goodwill is not reversed.
Share-based payment transactions
Equity-settled transactions
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which equity instruments are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined by using the lattice-based trinomial option pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). Awards where vesting is conditional upon a market condition are treated as vesting regardless of whether the market condition is satisfied as long as all other conditions are satisfied. An estimated forfeiture rate is taken into consideration when assigning a fair value to options granted such that no expense is recognized for awards that do not ultimately vest.
At each financial reporting date before vesting, the cumulative expense is calculated, which represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous financial reporting date is recognized in earnings, with a corresponding entry in equity.
When the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.
Cash-settled transactions
The cost of cash-settled transactions is measured at fair value using the lattice-based trinomial pricing model and recognized as an expense over the vesting period, with a corresponding liability recognized on the balance sheet.
The grant date fair value of options granted to employees is recognized as compensation expense, within general and administrative expenses, with a corresponding increase in accounts payable and accrued liabilities, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and non-market vesting conditions are met. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized through profit or loss.

2013	34

Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not recognized for future operating losses.
Revenue recognition
Revenues associated with the sales of the Company's crude oil are recognized by reference to actual volumes produced and quoted market prices in active markets for identical assets, adjusted according to specific terms and conditions as applicable, when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to its customer. Crude oil produced and sold by the Company below or above its working interest share in the related resource properties results in production under-liftings or over-liftings. Under-liftings are recorded as inventory and over-liftings are recorded as deferred revenue.
Pursuant to the PSCs associated with the Company's operations, the Company and other non-governmental partners (if applicable) pay all operating and capital costs for exploration and development. Each PSC establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint interest partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company's share and is recorded net of royalty payments to the respective government. For the Company's international operations, all government interests, except for income taxes, are considered royalty payments. The Company's revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.
Finance revenue and costs
Finance revenue comprises interest income on funds invested. Interest income is recognized as it accrues in earnings, using the effective interest method.
Finance costs comprises interest expense on borrowings, negative changes in the fair value of certain financial assets or liabilities measured at fair value through profit or loss, and impairment losses recognized on financial assets.
Borrowing costs incurred for qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale. All other borrowing costs are recognized in earnings using the effective interest method.
Foreign currency gains and losses, reported under finance revenue and costs, are reported on a net basis.
Income tax
The Company's contractual arrangements in foreign jurisdictions stipulate that income taxes are paid by the respective government out of its entitlement share of production sharing oil. Such amounts are included in current income tax expense at the statutory rate in effect at the time of production.
The Company determines the amount of deferred income tax assets and liabilities based on the difference between the carrying amounts of the assets and liabilities reported for financial accounting purposes from those reported for tax. Deferred income tax assets and liabilities are measured using the substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred income tax assets associated with unused tax losses are recognized to the extent it is probable the Company will have sufficient future taxable earnings available against which the unused tax losses can be utilized.
Business combinations
Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain the benefits from its activities. In assessing control, the Company takes into consideration potential voting rights. Judgment is applied in determining the acquisition date and determining whether control is transferred from one party to another.
The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination has been achieved in stages, the fair value of the existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
When the excess is negative, a bargain purchase gain is recorded immediately in earnings.
Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Company to the previous owners of the acquiree, and equity interests issued by the Company.

35	2013

New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted this standard for the year ended December 31, 2013. The adoption of this standard had no material impact on the Consolidated Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company adopted these amendments for the year ended December 31, 2013. These amendments had no material impact on the Consolidated Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Consolidated Financial Statements the following Standards and Interpretations which have not yet been applied in these Consolidated Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. The full impact of the standard on the Company's Consolidated Financial Statements will not be known until the requirements of the standard are finalized.
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.

2013	36

IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect that these amendments will have a material impact on its Consolidated Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect that this interpretation will have a material impact on its Consolidated Financial Statements.

4. BUSINESS COMBINATIONS
Cepsa Egypt SA B.V.
On July 26, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A.U. (“Cepsa”). Cepsa Egypt holds an operated 50% working interest in the South Alamein PSC in Egypt. In conjunction with the EP Energy LLC business combination that was completed in the second quarter of 2012, this transaction brought the Company’s working interest in the South Alamein concession to 100%. The transaction was structured as an all-cash deal, effective July 1, 2012, funded through working capital. Total consideration for the transaction was $4.5 million, which represents an initial $3.0 million base purchase price plus $1.5 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.
This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.
The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$4,235
Property and equipment – other assets	279
Working capital	30
Total cost of acquisition	$4,544
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Consolidated Financial Statements include the results of operations, working capital and other adjustments recorded for the 158 days remaining in the period ended December 31, 2012 after closing. The business acquired contributed an after-tax loss of $0.7 million to the Consolidated Statement of Earnings and Comprehensive Income for the year ended December 31, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company is estimated to have been $2.4 million for the year ended December 31, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income.
EP Energy LLC
On June 7, 2012, the Company closed a Share Purchase Agreement to acquire 100% of the common shares of a wholly-owned subsidiary of EP Energy LLC, which holds, through wholly-owned subsidiaries, a non-operated 50% working interest in the South Alamein PSC in Egypt and an operated 60% working interest in the South Mariut PSC in Egypt. The transaction was structured as an all-cash deal, effective April 1, 2012, funded through working capital and the proceeds of the issuance of convertible debentures. Total consideration for the transaction was $22.9 million, which represents an initial $15.0 million base purchase price plus $7.9 million in consumable drilling equipment inventory (which is classified as exploration and evaluation assets), working capital and other closing adjustments.

37	2013

This acquisition was accounted for using the acquisition method. The Company consolidated the underlying assets acquired and liabilities assumed as at the acquisition date.
The estimated fair values assigned to the assets acquired and liabilities assumed were based on internal estimates. The consideration paid was equal to the fair values of the net identifiable assets acquired and as a result there was no goodwill or bargain purchase gain recognized on acquisition.
The consideration paid and fair values of the identifiable assets acquired and liabilities assumed by the Company are as follows:

Fair value of net assets acquired (000s)
Property and equipment – intangible exploration and evaluation assets	$21,984
Property and equipment – other assets	807
Working capital (including cash - $215)	139
Total cost of acquisition	$22,930
The fair value of the acquired working capital approximates its carrying value due to its short-term nature.
The Consolidated Financial Statements include the results of operations, working capital and other adjustments recorded for the 207 days remaining in the year ended December 31, 2012 after closing. The business acquired contributed an after-tax loss of $0.8 million to the Consolidated Statement of Earnings and Comprehensive Income for the year ended December 31, 2012, and contributed no revenue since it does not currently have production or sales. Had the transaction closed on January 1, 2012, the incremental after-tax loss reported by the Company is estimated to have been $1.7 million for the year ended December 31, 2012.
Costs related to the acquisition in the amount of $0.1 million were expensed as incurred in 2012 and included in general and administrative expenses in the Consolidated Statement of Earnings and Comprehensive Income.

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	December 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$122,092	$122,092	$82,974	$82,974
Loans and receivables	149,830	149,830	221,799	221,799
Financial liabilities at fair value through profit or loss	87,539	87,539	98,742	98,742
Other liabilities	38,392	38,392	65,472	67,037
Assets and liabilities at December 31, 2013 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents and convertible debentures are assessed on the fair value hierarchy described above, and both are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.
Overview of Risk Management
The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:
• Credit risk
• Market risk
• Liquidity risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Consolidated Financial Statements.

2013	38

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.
Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government. The Company has experienced improved collections in 2013, however, the continued political changes and economic volatility in the country continues to increase TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all outstanding receivables.

(000s)
Trade receivables at December 31, 2013
Neither impaired nor past due	$49,051
Impaired	—
Not impaired and past due in the following period
Within 30 days	25,242
31-60 days	26,090
61-90 days	25,004
Over 90 days	22,897

In Egypt, the Company sold all of its 2013 and 2012 production to one purchaser. In Yemen, the Company sold all of its 2013 and 2012 Block 32 production to one purchaser. Block S-1 production was sold to one purchaser in 2012. Management considers such transactions normal for the Company and the international oil industry in which it operates.
The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable international banking institutions.
Market risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. As such, the Company uses derivative commodity contracts from time to time as part of its risk management strategy to manage commodity price fluctuations.
The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Consolidated Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.
As there were no outstanding derivative commodity contracts at December 31, 2013 or December 31, 2012, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, convertible debentures, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the year ended December 31, 2013 of approximately $9.5 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase net earnings by $7.8 million for the same period. The Company does not utilize derivative instruments to manage this risk.
The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for 2013 was $6.6 million (2012 - $3.7 million) in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would result in an increase in the net earnings for the year ended December 31, 2013 of approximately $0.7 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net earnings by $0.6 million for the same period. The Company does not currently utilize derivative instruments to manage this risk.

39	2013

Interest rate risk
Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2013 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the year ended December 31, 2013, by $0.2 million. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the year ended December 31, 2013, by $0.2 million.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at December 31, 2013:

(000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	$38,392	$38,392	$—	$—	$—
Convertible debentures	Yes - Liability	87,539	—	—	87,539	—
Office and equipment leases [3]	No	15,296	8,986	3,030	2,006	1,274
Minimum work commitments [4]	No	61,250	750	60,500	—	—
Total		$202,477	$48,128	$63,530	$89,545	$1,274
[1] Payments exclude on going operating costs, finance costs and payments required to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at December 31, 2013 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations (see Note 18).
The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.
Although the Company's Egyptian PSCs clearly state that the Company may transfer funds out of Egypt at its discretion and free of any further taxation, there is no certainty that in the future exchange controls will not be implemented that would prevent the Company from transferring funds abroad. In Egypt, the Government has imposed monetary and currency exchange control measures that include restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions approved by the country's central bank. The Egyptian central bank may require prior authorization and may or may not grant such authorization for the Company's foreign subsidiaries to transfer funds to the Company and there may be a tax imposed with respect to the expatriation of the proceeds from the Company's funds held in Egypt. To date, the Company has experienced no difficulties with transferring funds abroad.
The existing banking arrangement at December 31, 2013 consists of a Borrowing Base Facility of $100.0 million of which no amount was drawn.
Capital disclosures
The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as cash generated from operating activities before changes in non-cash working capital. Funds flow from operations may not be comparable to similar measures used by other companies.
The Company defines and computes its capital as follows:

(000s)	2013	2012
Shareholders’ equity	$500,190	$435,860
Long-term debt, including the current portion (net of unamortized transaction costs)	—	16,885
Convertible debentures	87,539	98,742
Cash and cash equivalents	(122,092)	(82,974)
Total capital	$465,637	$468,513

2013	40

The Company’s debt-to-funds flow ratio is computed as follows:

(000s)	2013	2012
Long-term debt, including the current portion (net of unamortized transaction costs)	$—	$16,885
Convertible debentures	87,539	98,742
Total debt	87,539	115,627

Cash flow from operating activities	199,508	93,992
Changes in non-cash working capital	(60,390)	59,506
Funds flow from operations	$139,118	$153,498
Ratio	0.6	0.8
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at December 31, 2013. The key financial covenants are as follows:

•
Consolidated Financial Indebtedness to net cash generated by (used in) operating activities will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness is defined as the aggregate of all financial indebtedness of the Company, including any outstanding letters of credit or bank guarantees (which are calculated net of any cash in the Company's bank accounts), and excluding any financial indebtedness under the convertible debentures and any other subordinated financial indebtedness approved by the Facility Agent.

•	Current ratio (current assets to current liabilities) will not be less than 1.0 to 1.0.
The Company was in compliance with all financial covenants at December 31, 2013.

6. OIL REVENUE

(000s)	2013	2012
Oil sales	$635,496	$633,992
Less: Royalties	320,180	316,326
Oil sales, net of royalties	$315,316	$317,666
7. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

(000s)	2013	2012
Interest expense	$8,021	$8,006
Issue costs for convertible debentures	—	4,630
Amortization of deferred financing costs	1,109	1,265
Finance costs	$9,130	$13,901
8. CASH AND CASH EQUIVALENTS

(000s)	December 31, 2013	December 31, 2012
Cash	$82,051	$32,822
Cash equivalents	40,041	50,152
	$122,092	$82,974
As at December 31, 2013 cash equivalents consisted of term deposits held at an international financial institution redeemable in full or in part at any time prior to maturity at the option of the Company with no penalty.
9. ACCOUNTS RECEIVABLE
Accounts receivable is comprised of current trade receivables due from third parties. There were no amounts due from related parties and no loans to management or employees as at December 31, 2013 or December 31, 2012.
The Company’s exposure to credit, currency and interest rate risks related to trade and other receivables is disclosed in Note 5.

41	2013

10. RESTRICTED CASH
As at December 31, 2013, the Company had restricted cash of $1.5 million (December 31, 2012 - $0.8 million) set aside in a debt service reserve account, as required by the Borrowing Base Facility (Note 16). This represents the aggregate amount of interest for six months on the loan balance outstanding, plus interest charges for six months on outstanding letters of credit utilized under the facility, based on the five-year forward interest strip. Amounts are deposited as required to maintain minimum reserve requirements.

11. INCOME TAXES
The Company’s deferred income tax assets and liabilities are as follows:

(000s)	2013	2012
Balance, beginning of year	$52,363	$52,891
Expenses related to the origination and reversal of temporary differences for:
Property and equipment	(8,803)	(221)
Non-capital losses carried forward	(3,371)	(4,330)
Long-term liabilities	1,214	(123)
Transactions costs	279	(951)
Share issue expenses	300	254
Changes in unrecognized tax benefits	6,881	4,843
Balance, end of year	$48,863	$52,363
The Company has non-capital losses of $58.7 million (2012 - $45.0 million) that expire between 2027 and 2033. No deferred tax assets have been recognized in respect of these unused tax losses. The Company has additional $10.3 million (2012 - $5.0 million) in unrecognized tax benefits arising in foreign jurisdictions.
Current income taxes represent income taxes incurred and paid under the laws of Yemen pursuant to the PSCs on Block 32 and Block S-1 and under the laws of Egypt pursuant to the PSCs on the West Gharib, West Bakr and East Ghazalat concessions.
Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 25.0% (2012 – 25.0%) to income before taxes as follows:

(000s)	2013	2012
Income taxes calculated at the Canadian statutory rate	$35,966	$43,952
Increases (decreases) in income taxes resulting from:
Non-deductible expenses	5,224	3,551
Changes in unrecognized tax benefits	6,881	4,843
Effect of tax rates in foreign jurisdictions[1]	36,749	35,787
Changes in tax rates and other	531	(58)
Income tax expense	$85,351	$88,075
[1] The statutory tax rates in Egypt and Yemen are 40.55% and 35.0%, respectively.
The Company's consolidated effective income tax rate for 2013 was 55.5% (2012 - 50.1%).
12. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2011	$17,453
Additions	5,384
Acquisitions	26,219
Transfer to petroleum properties	(566)
Impairment loss	(76)
Balance at December 31, 2012	48,414
Additions	61,501
Transfer to petroleum properties	(10)
Impairment loss	(19,914)
Balance at December 31, 2013	$89,991
The Company recorded an impairment loss in the amount of $19.9 million on its exploration and evaluation assets during the year ended December 31, 2013. The impairment relates to the South Mariut concession in Egypt and represents all intangible exploration and evaluation asset costs incurred at South Mariut up to December 31, 2013. It was determined that an impairment loss was necessary as no commercially viable quantities of oil have been discovered at South Mariut, and the Company and its joint interest partner agreed to relinquish the South Mariut lands to the Egyptian Government rather than continue with the next exploration phase.
The 2012 impairment loss of $0.1 million relates to Nuqra Block 1, and represents the write-down of consumable drilling inventory (which was reported as exploration and evaluation assets) that was determined to be unusable in other drilling locations.

2013	42

13. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2011	$341,620	$7,888	$349,508
Additions	45,386	881	46,267
Acquisitions	—	1,086	1,086
Transfer from exploration and evaluation assets	566	—	566
Balance at December 31, 2012	387,572	9,855	397,427
Additions	66,703	966	67,669
Transfer from exploration and evaluation assets	10	—	10
Impairment loss	(10,157)	—	(10,157)
Balance at December 31, 2013	$444,128	$10,821	$454,949

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2011	$61,096	$4,140	$65,236
Depletion, depreciation and amortization for the year	45,581	1,365	46,946
Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2012	106,677	5,505	112,182
Depletion, depreciation and amortization for the year	48,695	1,028	49,723
Balance at December 31, 2013	$155,372	$6,533	$161,905

Net Book Value
At December 31, 2012	$280,895	$4,350	$285,245
At December 31, 2013	$288,756	$4,288	$293,044
The Company recorded an impairment loss in the amount of $10.2 million on its petroleum properties during the year ended December 31, 2013. The impairment relates to the East Ghazalat concession in Egypt. The Company experienced a decrease in the net present value of its East Ghazalat oil reserves as at December 31, 2013 as compared to December 31, 2012, causing the recoverable amount to decrease to a level below the carrying value of the East Ghazalat assets as at December 31, 2013. The impairment loss was recorded to reduce the carrying value of the East Ghazalat assets to their recoverable amount.
Future development costs of $82.1 million (2012 - $56.2 million) for Proved and Probable reserves were included in the depletion calculation for the year ended December 31, 2013.
14. GOODWILL
The Company recorded no change in the carrying value of its goodwill during the year ended December 31, 2013.
Goodwill was assessed for impairment as at December 31, 2013 and December 31, 2012, and no impairment was recognized as a result of these assessments. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 15%.
15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities are comprised of current trade payables and accrued expenses due to third parties. There were no amounts due to related parties as at December 31, 2013 or December 31, 2012.
The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 5.
16. LONG-TERM DEBT
The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at December 31, 2013, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility are described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 5.

(000s)	December 31, 2013	December 31, 2012
Bank debt	$—	$18,450
Deferred financing costs	(2,678)	(1,565)
	(2,678)	16,885
Current portion of long-term debt	—	—
	$(2,678)	$16,885

43	2013

Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Consolidated Balance Sheet as at December 31, 2013 since there were no amounts drawn on the Borrowing Base Facility as at December 31, 2013. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. During the year ended December 31, 2013, the average effective interest rate was 14.8% (2012 – 9.7%). The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
17. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$—
Issuance	97,851
Fair value adjustment	425
Foreign exchange adjustment	466
Balance at December 31, 2012	98,742
Fair value adjustment	(5,254)
Foreign exchange adjustment	(5,949)
Balance at December 31, 2013	$87,539
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at December 31, 2013 the convertible debentures were trading at a price of C$95.25 for a C$100.00 par value debenture. As a result, the Company has recognized a net non-cash recovery of $5.3 million for the year ended December 31, 2013.
18. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases (Note 5).
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment for two wells, 200 square kilometers of 3D seismic and 300 square kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. Based on the Company's annual Reserve Report prepared by DeGolyer effective December 31, 2013, no additional fees are due in 2014.

2013	44

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2013.

19. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	December 31, 2013		December 31, 2012
000’s	Shares	Amount	Shares	Amount
Balance, beginning of year	73,794	$158,721	73,055	$154,263
Stock options exercised	806	372	739	3,333
Share-based compensation on exercise	—	1,468	—	1,125
Balance, end of year	74,600	$160,561	73,794	$158,721

20. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the "Plan") to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.
The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	2013		2012
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of year	5,110	8.19	4,760	6.81
Granted	2,175	9.17	1,327	11.43
Exercised	(806)	3.50	(739)	4.49
Cancelled / Forfeited	(608)	5.59	(238)	9.82
Options outstanding, end of year	5,871	9.51	5,110	8.19
Options exercisable, end of year	2,621	8.80	2,713	5.69

	Options Outstanding			Options Exercisable
		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Exercise	Outstanding at	Remaining	Average	Exercisable at	Remaining	Average
Prices	December 31, 2013	Contractual	Exercise Price	December 31, 2013	Contractual	Exercise
(C$)	(000s)	Life (Years)	(C$)	(000s)	Life (Years)	Price (C$)
3.40-4.00	517	0.7	3.53	517	0.7	3.53
4.01-6.00	99	1.2	5.45	99	1.2	5.45
6.01-8.00	672	1.4	7.44	672	1.4	7.44
8.01-10.00	2,548	3.9	9.13	319	2.2	8.73
10.01-12.00	1,090	3.4	11.61	369	3.4	11.60
12.01-15.12	945	2.4	13.29	645	2.4	13.38
	5,871	3.0	9.51	2,621	1.9	8.80

45	2013

Share–based compensation
Compensation expense of $5.4 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during year ended December 31, 2013 (2012 - $4.3 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2013	2012
Weighted average fair market value per option (C$)	2.87	3.98
Risk free interest rate (%)	1.16%	1.33%
Expected volatility (based on actual historical volatility) (%)	46.41%	53.09%
Dividend per share	—	—
Expected forfeiture rate (non-executive employees) (%)	8.14%	8.48%
Suboptimal exercise factor	1.25	1.25
On November 22, 2013, the Company issued 439,822 common shares pursuant to the net settlement of 887,000 stock options with a weighted average exercise price of C$3.50, with the remaining 447,178 stock options treated as cancelled. The common shares were issued at a market price of C$9.12 per share, which is based on the weighted average trading price for the five consecutive trading days ended prior to the date of the transaction. The number of common shares issued to each stock option holder was determined by calculating each option holder's after-tax gain had they exercised their stock options, then dividing the after-tax gain by the market price of the shares.
All options granted vest annually over a three-year period and expire five years after the grant date. During the year ended December 31, 2013, employees exercised 806,000 (2012 – 739,000) stock options. The fair value related to these options was $1.5 million, (2012 - $1.1 million) at time of grant and has been transferred from contributed surplus to share capital. As at December 31, 2013 and December 31, 2012, the entire balance in contributed surplus was related to previously recognized stock-based compensation expense on equity-settled stock options.
Share appreciation rights plan
In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company and instead receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	2013		2012
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	Of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of year	153	7.80	105	6.04
Granted	—	—	48	11.65
Exercised	—	—	—	—
Cancelled / Forfeited	(83)	9.64	—	—
Units outstanding, end of year	70	5.62	153	7.80
Units exercisable, end of year	70	5.62	70	6.04
For the year ended December 31, 2013, compensation expense of $0.2 million was recorded in general and administrative expenses in the Consolidated Statements of Earnings and Comprehensive Income (2012 – $0.2 million) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements as at December 31, 2013 was $0.3 million (2012 - $0.5 million) and the total fair value of the liability for vested benefits as at December 31, 2013 was $0.3 million (2012 - $0.4 million).
21. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share are as follows:

(000s)	2013	2012
Net earnings	58,512	87,734
Dilutive effect of convertible debentures	(5,476)	—
Diluted net earnings	53,036	87,734
In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

(000s)	2013	2012
Weighted-average number of shares outstanding	73,962	73,380
Dilutive effect of stock options	1,536	2,143
Dilutive effect of convertible debentures	6,474	—
Weighted-average number of diluted shares outstanding	81,972	75,523

2013	46

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the year ended December 31, 2013, the Company excluded 4,406,000 stock options (2012 – 2,112,400) as their exercise price was greater than the average common share market price in the year.
The convertible debentures are dilutive in any period in which earnings per share is reduced by the effect of adjusting net earnings for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
22. RELATED PARTY DISCLOSURES
Details of controlled entities are as follows*:

		Ownership Interest	Ownership Interest
	Country of	2013	2012
	Incorporation	(%)	(%)
TransGlobe Petroleum International Inc.	Turks & Caicos	100	100
TG Holdings Yemen Inc.	Turks & Caicos	100	100
TG West Yemen Inc.	Turks & Caicos	100	100
TransGlobe West Bakr Inc.	Turks & Caicos	100	100
TransGlobe West Gharib Inc.	Turks & Caicos	100	100
TransGlobe GOS Inc.	Turks & Caicos	100	100
TG Holdings Egypt Inc.	Turks & Caicos	100	100
TG South Alamein Inc.	Turks & Caicos	100	100
TG South Mariut Inc.	Turks & Caicos	100	100
TG South Alamein II Inc.	Turks & Caicos	100	100
TG NW Gharib Inc.	Turks & Caicos	100	—
TG SW Gharib Inc.	Turks & Caicos	100	—
TG SE Gharib Inc.	Turks & Caicos	100	—
TG S Ghazalat Inc.	Turks & Caicos	100	—
* Includes only entities that were active as at December 31, 2013.

23. COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have been identified as the board of directors and the six executive officers of the Company.
Key management personnel remuneration consisted of the following:

(000s)	2013	2012
Salaries, incentives and short-term benefits	$2,547	$3,487
Share-based compensation	3,029	2,276
	$5,576	$5,763

47	2013

24. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Egypt		Yemen		Total
(000s)	2013	2012	2013	2012	2013	2012
Revenue
Oil sales, net of royalties	$306,579	$296,885	$8,737	$20,781	$315,316	$317,666
Other income	153	45	3	25	156	70
Total segmented revenue	306,732	296,930	8,740	20,806	315,472	317,736

Segmented expenses
Production and operating	58,215	43,247	7,576	9,120	65,791	52,367
Depletion, depreciation and amortization	47,659	44,442	1,347	2,095	49,006	46,537
Income taxes - current	87,583	84,935	1,268	3,668	88,851	88,603
Income taxes - deferred	(1,192)	(1,029)	(2,308)	501	(3,500)	(528)
Impairment loss	30,071	76	—	—	30,071	76
Total segmented expenses	222,336	171,671	7,883	15,384	230,219	187,055
Segmented earnings	$84,396	$125,259	$857	$5,422	85,253	130,681

Non-segmented expenses (income)
Derivative loss (gain) on commodity contracts					—	125
Exploration					136	368
General and administrative					27,569	28,206
Foreign exchange (gain) loss					(5,042)	(105)
Depreciation and amortization					408	409
Unrealized (gain) loss on financial instruments					(5,254)	425
Finance revenue					(206)	(382)
Finance costs					9,130	13,901
Total non-segmented expenses					26,741	42,947

Net earnings for the year					$58,512	$87,734

Capital expenditures
Exploration and development	$125,004	$50,220	$3,740	$1,239	$128,744	$51,459
Corporate acquisitions					—	27,259
Corporate					426	192
Total capital expenditures					$129,170	$78,910

2013	48

The carrying amounts of reportable segment assets and liabilities are as follows:

December 31, 2013
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$72,295	$17,696	$89,991
Property and equipment
Petroleum properties	255,082	33,674	288,756
Other assets	2,359	—	2,359
Goodwill	8,180	—	8,180
Other	182,155	3,484	185,639
Segmented assets	520,071	54,854	574,925
Non-segmented assets			100,875
Total assets			$675,800

Liabilities
Accounts payable and accrued liabilities	$28,269	$2,939	$31,208
Deferred taxes	40,891	7,972	48,863
Segmented liabilities	69,160	10,911	80,071
Non-segmented liabilities			95,539
Total liabilities			$175,610

December 31, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$33,321	$15,093	$48,414
Property and equipment
Petroleum properties	246,702	34,193	280,895
Other assets	2,439	—	2,439
Goodwill	8,180	—	8,180
Other	282,627	5,106	287,733
Segmented assets	573,269	54,392	627,661
Non-segmented assets			25,764
Total assets			$653,425

Liabilities
Accounts payable and accrued liabilities	$41,406	$1,321	$42,727
Deferred taxes	42,082	10,281	52,363
Segmented liabilities	83,488	11,602	95,090
Non-segmented liabilities			122,475
Total liabilities			$217,565

49	2013

25. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

(000s)	2013	2012
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$72,733	$(58,792)
Prepaids and other	(675)	(2,207)
Product inventory	(1,216)	—
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(10,452)	1,493
	$60,390	$(59,506)

(000s)	2013	2012
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$(785)	$2,806
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1,236)	(28,117)
	$(2,021)	$(25,311)

26. JOINT ARRANGEMENTS
A joint arrangement involves joint control and offers joint ownership by the Company and other joint interest partners of the financial and operating policies, and of the assets associated with the arrangement. Joint arrangements are classified into one of two categories: joint operations or joint ventures.
A joint operation is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities relating to the arrangement. Parties involved in joint operations must recognize in relation to their interests in the joint operation their proportionate share of the revenues, expenses, assets and liabilities. A joint venture is a joint arrangement whereby the Company and the other parties that have joint control of the arrangement have rights to the net assets of the arrangement. Parties involved in joint ventures must recognize their interests in joint ventures as investments and must account for that investment using the equity method.
All of the joint arrangements in which the Company is involved are conducted pursuant to Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs"). Given the nature and contractual terms associated with the PSCs, the Company has determined that it has rights to the assets and obligations for the liabilities in all of its joint arrangements, and that there are no currently existing joint arrangements where the Company has rights to net assets. Accordingly, all joint arrangements have been classified as joint operations, and the Company has recognized in the Consolidated Financial Statements its share of all revenues, expenses, assets and liabilities in accordance with the PSCs.

The Company's joint arrangements are established to facilitate the development and production of oil and gas and are governed by the respective PSCs between the host government and the Company along with its joint interest partner(s) in some cases (collectively, the "Contractor").
As at December 31, 2013, the Company was involved in the following joint arrangements:

Joint arrangement	Classification	Place of business	Applicable PSC	Working interest[1]
Dara Petroleum Company	Joint operation	Egypt	West Gharib	100%
West Bakr Petroleum Company	Joint operation	Egypt	West Bakr	100%
Petro Safwa Petroleum Company	Joint operation	Egypt	East Ghazalat	50%
Block S-1 PSA Joint Operation	Joint operation	Yemen	Block S-1	25%
Block 32 PSA Joint Operation	Joint operation	Yemen	Block 32	13.81087%
[1] Working interest represents the Company's proportionate share of assets purchased and costs incurred. It also represents the Company's entitlement to the Contractor's share of oil produced and royalties and taxes paid in accordance with the respective PSCs.

2013	50

SUPPLEMENTARY INFORMATION
(Unaudited – Expressed in thousands of U.S. Dollars, except per share, price and volume amounts)

	Year ended December 31
Financial	2013	2012	2011	2010	2009
Oil and gas sales	635,496	633,992	449,794	268,901	167,798
Oil and gas sales, net of royalties	315,316	317,666	247,754	157,220	102,805
Production and operating expense	65,791	52,367	36,662	26,850	24,765
General and administrative expense	27,569	28,206	18,893	15,458	11,427
Depletion, depreciation and amortization expense	49,414	46,946	35,081	28,140	47,579
Income taxes	85,351	88,075	69,572	41,701	21,853
Cash flow from operating activities	199,508	93,992	63,630	56,969	36,799
Funds flow from operations*	139,118	153,498	119,976	75,460	45,064
Basic per share	1.88	2.09	1.65	1.14	0.70
Diluted per share	1.70	2.03	1.60	1.10	0.70
Netback**
Egypt	160,781	168,703	121,814	68,745	35,434
Yemen	(107)	7,993	15,261	21,818	20,753
Net earnings (loss)	58,512	87,734	81,392	40,565	(8,417)
Net earnings (loss) - diluted	53,036	87,734	81,392	40,565	(8,417)
Basic per share	0.79	1.20	1.12	0.61	(0.13)
Diluted per share	0.65	1.16	1.09	0.59	(0.13)
Capital expenditures	129,170	51,651	70,119	65,342	35,546
Acquisitions	—	27,259	73,836	—	—
Working capital	241,969	262,217	139,983	88,229	(11,787)
Long-term debt (including current portion)	—	16,885	57,609	86,420	49,799
Convertible debentures	87,539	98,742	—	—	—
Shareholders’ equity	500,190	435,860	340,492	182,190	163,690
Common shares outstanding
Basic (weighted average)	73,962	73,380	72,529	66,328	64,443
Diluted (weighted average)	81,972	75,523	74,937	68,892	64,443
Total assets	675,800	653,425	525,806	345,625	228,882
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

 ** Netback is a measure that represents revenue, net of royalties, current income taxes (paid through production sharing) and operating expenses, and may not be comparable to measures used by other companies.

*** Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

Reserves	2013	2012	2011	2010	2009
Total proved (MMBbl)**	31.6	32.8	28.1	20.5	19.2
Total proved plus probable (MMBbl)**	45.3	48.7	44.2	30.4	24.2

Production and Sales Volumes
Total production (Bopd)*	18,284	17,432	12,132	9,960	8,980
Total sales (Bopd)*	18,193	17,496	12,132	9,960	8,980
Average price ($ per Bbl)	95.70	99.01	101.58	73.97	51.19
Operating expense ($ per Bbl)	9.91	8.18	8.28	7.39	7.56
* The differences in production and sales volumes result from inventory changes.
   ** As determined by the Company's independent reserves evaluator, DeGolyer and MacNaughton Canada Limited ("DeGolyer") of Calgary, Alberta, in their reports with effective dates of December 31, 2013, December 31, 2012, December 31, 2011, December 31, 2010 and December 31, 2009. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time, and National Instrument 51-101.

51	2013

Share Information	2013	2012
TSX: Price per share – TSX (C$)
High	10.09	14.26
Low	5.82	8.01
Close	8.88	9.33
Average daily trading volume	246,722	272,767

NASDAQ: Price per share – NASDAQ (US$)
High	9.93	14.46
Low	5.52	7.80
Close	8.36	9.39
Average daily trading volume	106,212	119,352

2013	52

SUMMARY OF INTERNATIONAL PRODUCTION SHARING CONCESSIONS (“PSC”)
International Land (Egypt and Yemen)
Summary of PSCs

EASTERN DESERT EGYPT
Block	West Gharib	West Bakr	NW Gharib	SE Gharib	SW Gharib
Basin	Gulf of Suez	Gulf of Suez	Gulf of Suez	Gulf of Suez	Gulf of Suez
Year acquired	2007	2011	2013	2013	2013
Status	Development	Development	Exploration	Exploration	Exploration
Operator	TransGlobe	TransGlobe	TransGlobe	TransGlobe	TransGlobe
TransGlobe WI (%)	100%	100%	100%	100%	100%
Block Area (acres)	34,856	11,600	162,000	125,653	48,309
Expiry date	2019-2026	2020	November 2016	November 2016	November 2016
Extensions
Exploration	N/A	N/A	2 + 2 years	2 + 2 years	2 + 2 years
Development	+ 5 years	+ 5 years	20 years	20 years	20 years

WESTERN DESERT EGYPT
Block	East Ghazalat	South Alamein	South Ghazalat
Basin	Western Desert	Western Desert	Western Desert
Year acquired	2010	2012	2013
Status	Exploration	Exploration	Exploration
Operator	Vegas	TransGlobe	TransGlobe
TransGlobe WI (%)	50%	100%	100%
Block Area (acres)	112,071	335,832	465,299
Expiry date	June 2014	April 2014 *	November 2016
Extensions
Exploration	N/A	N/A	2 + 2 years

Development	20 years	20 years	20 years
* The expiry date of the Boraq area of South Alamein has been suspended pending military approvals for access. When access is granted, the Company will have approximately 18 months until expiry.

YEMEN
Block	32	72	S-1	75
Basin	Masila	Masila	Marib	Marib
Year acquired	1997	2004/2005	1998	2007
Status	Development	Exploration	Development	Exploration
Operator	DNO	Total	OXY	OXY
TransGlobe WI (%)	13.81087%	20%	25%	25%
Block Area (acres)	146,000	450,000	285,000	263,000
Expiry date	Nov 2020	2014	Oct 2023	March 2014
Extensions
Exploration	N/A	N/A	N/A	2nd Phase
				36 months
Development	+ 5 years	20 + 5 years	+ 5 years	20 + 5 years

53	2013

Summary of PSC Terms
All of the Company’s international blocks are production sharing contracts between the host government and the Contractor (joint interest partners). The government and the Contractor take their share of production based on the terms and conditions of the respective contracts. The Contractors’ share of all taxes and royalties are paid out of the Governments’ share of production.
The PSCs provide for the Government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSC. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Unutilized cost sharing oil or excess cost oil (maximum cost recovery less actual cost recovery) is shared between the Government and the Contractor as defined in the specific PSCs. Each PSC is ring fenced for cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the Contractor as defined in the specific PSCs.
The following tables summarizes the Company’s international PSC terms for the first production tranche for each block. All the PSCs have different terms for production levels above the first tranche, which are unique to each PSC. The Government’s share of production increases and the Contractor’s share of production decreases as the production volumes go to the next production tranche.
PSC Terms –Egypt and Yemen

EASTERN DESERT - EGYPT
Block	West Gharib	West Bakr	NW Gharib	SE Gharib	SW Gharib
Production Tranche (MBopd)	0-5 / 5-10	0-50	0-5	0-5	0-5
	10-15
Max. cost oil	30%	30%	25%	25%	25%
Excess cost oil
Contractor	30%	0%	5%	5%	5%
Depreciation per quarter
Operating	100%	100%	100%	100%	100%
Capital	6.25%	5%	5%	5%	5%
Production Sharing Oil:
Contractor	30% / 27.5%	15%	15%	15%	15%
	25%
Government	70% / 72.5%	85%	85%	85%	85%
	75%

WESTERN DESERT EGYPT
Block	East Ghazalat	South Alamein	S Ghazalat
Production Tranche (MBopd)	0-5	0-5	0-5

Max. cost oil	25%	30%	25%
Excess cost oil
Contractor	0%	0%	5%
Depreciation per quarter
Operating	100%	100%	100%
Capital	5%	5%	5%
Production Sharing Oil:
Contractor	20%	14%	17%

Government	80%	86%	83%

2013	54

YEMEN
Block	32*	72	S-1	75
Production Tranche (MBopd)	0-25	0-25	0-25	0-25
Gross royalty	3%	3%	3%	3%

Max. cost oil	60%	50%	50%	50%

Excess cost oil	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing
Depreciation per quarter
Operating	100%	100%	100%	100%
Capital	12.5%	12.5%	12.5%	12.5%
Production Sharing Oil:
Contractor	33.25%	32.4%	34.2%	34.2%

Government	66.75%	67.6%	65.8%	65.8%

* Block 32 terms will revert to original PSC terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves may be audited every two years by an independent evaluator at the request of the Government of Yemen. At November 2013 Proved reserves were less than 30 million barrels. The next potential reserve audit is November 2015.

RESERVES AND ESTIMATED FUTURE NET REVENUES
DeGolyer and MacNaughton Canada Limited (“DeGolyer”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company’s Reserve Committee, to independently evaluate 100% of TransGlobe’s reserves as at December 31, 2013 and December 31, 2012.
The reserves data set forth below was prepared by DeGolyer with an effective date of December 31, 2013 and December 31, 2012, respectively. The reserves data summarizes the crude oil reserves of the Company and the net present values of future net revenue for these reserves using forecast prices and costs and constant prices and costs. The Company reports in U.S. currency and therefore the reports have been stated in U.S. dollars. The reports of DeGolyer have been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time (the "COGE Handbook") and the reserve definitions contained in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the COGE Handbook.
Total Proved reserves for the Company decreased 4% from 32.8 million barrels of oil (“MMBbl”) at December 31, 2012 to 31.6 MMBbl at December 31, 2013, replacing 83% of the 6.7 MMBbl produced during 2013.
Total Proved plus Probable reserves for the Company decreased by 7% from 48.7 MMBbl at December 31, 2012 to 45.3 MMBbl at December 31, 2013, replacing 48% of 2013 production.
The Company’s Reserves Committee, comprised of independent directors, has reviewed and recommended acceptance of the 2013 and 2012 year-end reserve evaluations prepared by DeGolyer.
In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows there from are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of crude oil, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, among others, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves may vary and such variations may be material. The actual production, revenues, taxes and development and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the reports prepared by DeGolyer will be attained and variances could be material.
The recovery and reserve estimates of crude oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.
The information relating to the Company's reserves contains forward-looking statements relating to future net revenues, forecast capital expenditures, future development plans and costs related thereto, forecast operating costs and anticipated production. See "Reader Advisories - Forward-Looking Statements".
Possible reserves are those additional reserves that are less certain to be recovered than probable resources. There is a 10% probability that the quantities actually received will equal or exceed the sum of proved plus probable plus possible reserves.
All reserves (gross and net) presented are based on Forecast Pricing.

55	2013

Reserves

	2013						2012
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbl		Total Bbl
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Category	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)
Proved
Developed producing	4.1	2.3	18.2	9.5	22.4	11.8	26.1	12.2
Developed non-producing	1.4	0.7	0.6	0.3	2.0	1.0	5.5	3.0
Undeveloped	—	—	7.2	3.3	7.2	3.3	1.1	0.4
Total Proved	5.5	3.0	26.1	13.1	31.6	16.2	32.8	15.6
Probable	4.5	2.5	9.1	3.9	13.6	6.4	16.0	6.9
Proved plus Probable	10.1	5.5	35.2	17.0	45.3	22.5	48.7	22.5
Possible	2.4	1.3	7.6	3.2	10.0	4.5	13.7	5.4
Proved plus Probable plus Possible	12.5	6.8	42.8	20.2	55.3	27.1	62.4	27.9

	2013						2012
	Light & Medium
	Crude Oil		Heavy Oil		Total Bbl		Total MBbl
Company	Gross*	Net**	Gross*	Net**	Gross*	Net**	Gross*	Net**
By Area	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)	(MMBbl)
Proved
Egypt	2.7	1.5	26.1	13.1	28.8	14.6	29.8	14.0
Yemen	2.8	1.5	—	—	2.8	1.5	3.0	1.6
Total Proved	5.5	3.0	26.1	13.1	31.6	16.2	32.8	15.6
Proved plus Probable
Egypt	5.6	3.1	35.2	17.0	40.8	20.1	43.9	19.9
Yemen	4.5	2.4	—	—	4.5	2.4	4.9	2.6
Total Proved plus Probable	10.1	5.5	35.2	17.0	45.3	22.5	48.7	22.5
Proved plus Probable plus Possible
Egypt	6.9	3.8	42.8	20.2	49.7	24.0	56.5	24.7
Yemen	5.6	3.1	—	—	5.6	3.1	5.9	3.2
Total Proved plus Probable plus Possible	12.5	6.8	42.8	20.2	55.3	27.1	62.4	27.9
* Gross reserves are the Company's working interest share before the deduction of royalties
** Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include the Company’s share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

Estimated Future Net Revenues
All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.
The estimated future net revenues presented below are calculated using the independent engineering evaluator’s price forecast.

2013	56

	Present Value of Future Net Revenues, After Income Tax
	Independent Evaluator’s Price Forecast
	December 31, 2013					December 31, 2012
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	606.4	515.1	449.2	399.7	361.2	717.9	596.3	513.1	453.0	407.6
Yemen	56.2	50.5	45.9	42.2	39.1	63.7	56.2	50.2	45.4	41.4
Total Proved	662.6	565.6	495.1	441.9	400.3	781.6	652.5	563.3	498.4	449.0
Proved plus Probable
Egypt	788.5	647.5	549.4	477.9	423.8	959.9	767.6	641.6	553.4	488.5
Yemen	87.4	74.6	65.2	58.0	52.3	100.4	83.2	70.7	61.4	54.2
Total Proved plus Probable	875.9	722.1	614.5	535.9	476.1	1,060.3	850.8	712.3	614.8	542.7
Proved plus Probable plus Possible
Egypt	939.3	752.1	626.4	537.3	471.3	1,170.9	933.4	775.1	663.5	581.2
Yemen	112.7	92.1	77.7	67.2	59.3	126.3	101.5	84.4	72.0	62.7
Total Proved plus Probable plus Possible	1,052.0	844.2	704.1	604.5	530.5	1,297.3	1,034.9	859.5	735.5	643.9

The following table summarizes the independent evaluator’s price forecast after adjustments for respective differentials used to estimate future net revenues.

	Egypt		Yemen
	Oil		Oil
	$/Bbl		$/Bbl
Year	2013	2012	2013	2012
2014	92.05	95.04	103.38	105.83
2015	87.59	92.64	99.34	103.41
2016	87.03	94.40	99.58	105.72
2017	86.88	93.03	99.84	104.63
2018	87.07	93.73	99.76	105.40
2019	87.09	96.39	99.96	108.61
Thereafter (%)*	2.0	2.0	2.0	2.0
* Percentage change represents the increase in each year after 2019 to the end of the reserve life.

The estimated future net revenues presented below are calculated using the average price received as of December 31 of the respective reporting periods. The prices were held constant for the life of the reserves.

	Present Value of Future Net Revenues, After Income Tax
	Constant Pricing
	December 31, 2013					December 31, 2012
	Discounted at					Discounted at
	Undis-					Undis-
($USMM)	counted	5%	10%	15%	20%	counted	5%	10%	15%	20%
Proved
Egypt	639.7	543.3	473.5	421.0	380.2	731.1	609.8	525.9	464.8	418.5
Yemen	61.0	54.0	48.6	44.2	40.7	65.7	57.9	51.7	46.6	42.5
Total Proved	700.7	597.3	522.1	465.2	420.9	796.9	667.7	577.6	511.4	460.9
Proved plus Probable
Egypt	825.2	679.5	577.6	502.9	446.2	970.1	781.6	656.2	567.5	501.7
Yemen	95.1	80.1	69.2	61.0	54.6	103.7	85.7	72.7	63.1	55.7
Total Proved plus Probable	920.3	759.6	646.8	563.9	500.8	1,073.8	867.2	728.9	630.7	557.4
Proved plus Probable plus Possible
Egypt	978.2	787.4	658.0	565.6	496.6	1,185.8	951.0	793.0	680.6	597.1
Yemen	121.5	99.2	83.6	72.3	63.8	132.7	106.5	88.4	75.4	65.6
Total Proved plus Probable plus Possible	1,099.7	886.6	741.6	637.9	560.4	1,318.5	1,057.6	881.4	756.0	662.7

57	2013

The following table summarizes the constant pricing used to estimate future net revenues.

	December 31
Oil $/Bbl	2013	2012
Egypt*	93.17	102.60
Yemen*	106.07	108.41
* The constant price case is based on the average of the reference price received on the first day of each month during the respective year adjusted for respective differentials.

2013	58

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert G. Jennings [1,3]	Olympia Trust Company
Director, Chairman of the Board	Calgary, Alberta

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick	Calgary, Alberta
Director, Vice President & COO
BANK
Fred J. Dyment [1,2,4]
Director	Sumitomo Mitsui Banking Corporation Europe Limited
London, Great Britain
Geoffrey C. Chase [1,4]
Director	AUDITOR

Gary S. Guidry [2,4]	Deloitte LLP
Director	Calgary, Alberta

Erwin L. Noyes [2,3,4]	EVALUATION ENGINEERS
Director
DeGolyer and MacNaughton Canada Limited
Randy C. Neely	Calgary, Alberta
Vice President, Finance & CFO & Corporate Secretary

Albert E. Gress
Vice President, Business Development

Brett Norris
Vice President, Exploration

Robert M. Pankiw	HEAD OFFICE
Vice President, Engineering	2300, 250 5th Street S.W.
Calgary, Alberta, Canada T2P 0R4
1. Audit Committee	Telephone: (403) 264-9888
2. Compensation Committee	Facsimile (403) 770-8855
3. Governance and Nominating Committee
4. Reserves Committee

INVESTOR RELATIONS
Steve Langmaid
Telephone: (403) 444-4787	EGYPT OFFICE
Email: investor.relations@trans-globe.com	10 Rd 261
New Maadi, Cairo, Egypt
Website: www.trans-globe.com